Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Emerson Electric Co.:

We consent to the use in this Registration Statement on Form S-3 of our report dated November 24, 2008 with respect to the consolidated financial statements of Emerson Electric Co. and subsidiaries as of September 30, 2008 and 2007, and for each of the years in the three-year period ended September 30, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2008, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in such Registration Statement.

Our report refers to a change in the method of accounting for pension and other post retirement benefits in 2007.

/s/ KPMG LLP

St. Louis, Missouri

November 25, 2008